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SEC   1745          Potential persons who are to respond to
(6-00) the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
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                                                  OMB Number:         3235-0145
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                                                   Expires:     October 31, 2002
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                                                  Estimated average burden
                                                   hours per response.......14.9
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                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                          Miravant Medical Technologies
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   604690 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

..........Rule 13d-1(b)

....X.....Rule 13d-1(c)

..........Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




CUSIP No. 604690 10 7
-------------------------------------------------------------------------------------------------------------------------

         1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

              Gary S. Kledzik    SS####-##-####
-------------------------------------------------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group (See Instructions)


              (a)


              (b)
-------------------------------------------------------------------------------------------------------------------------

         3.   SEC Use Only
-------------------------------------------------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  United States
------------------ ------------------------------------------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person   5.    Sole Voting Power  899,620 shares
With
------------------ ------------------------------------------------------------------------------------------------------

                   6.    Shared Voting Power  0
------------------ ------------------------------------------------------------------------------------------------------

                   7.    Sole Dispositive Power  899,620 shares
------------------ ------------------------------------------------------------------------------------------------------

                   8.    Shared Dispositive Power  0
------------------ ------------------------------------------------------------------------------------------------------
                   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,043,370 shares - which includes 899,620 shares owned outright and
                         1,143,750 stock option shares, which may be acquired within 60 days of 12/31/01 upon the option exercise, for a combined total of
                         2,043,370 shares beneficially owned.
-------------------------------------------------------------------------------------------------------------------------

         10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9) 10.21% - which is based on 18,876,075 outstanding shares of common stock of the
              Issuer plus the above 1,143,750 shares of stock options as of
              12/31/01.
-------------------------------------------------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)


              IN

-------------------------------------------------------------------------------------------------------------------------


                          INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), Aggregate Amount Beneficially Owned by Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be (11) completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                                                  Category                                            Symbol
         Broker Dealer                                                                                      BD
         Bank                                                                                               BK
         Insurance Company                                                                                  IC
         Investment Company                                                                                 IV
         Investment Adviser                                                                                 IA
         Employee Benefit Plan, Pension Fund, or Endowment Fund                                             EP
         Parent Holding Company/Control Person                                                              HC
         Savings Association                                                                                SA
         Church Plan                                                                                        CP
         Corporation                                                                                        CO
         Partnership                                                                                        PN
         Individual                                                                                         IN
         Other                                                                                              OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing
         Securities Exchange Act rules as to such matters as clarity and size
         (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS
A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules
         13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
(a)      Name of Issuer:

                  Miravant Medical Technologies

(b)      Address of Issuer's Principal Executive Offices:

                  336 Bollay Drive
                  Santa Barbara, CA 93117

Item 2.
(a)      Name of Person Filing:

                  Gary S. Kledzik

(b)      Address of Principal Business Office or, if none, Residence:

                  336 Bollay Drive
                  Santa Barbara, CA 93117

(c)      Citizenship:

                  US

(d)      Title of Class of Securities:

                  Common

(e)      CUSIP Number:

                  604690 107
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

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e)    An investment advisor in accordance withss.240.13d-1(b)(1)(ii)(E);

       (f)    An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

       (g)    A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

       (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

       (j)    Group, in accordance withss.240.13d-1(b)(1)(ii)(J).











Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owed: 2,043,370 shares - which includes 899,620 shares owned outright and 1,143,750 stock option shares, which may be acquired within 60 days of 12/31/01 upon the option exercise, for a combined total of 2,043,370 shares beneficially owned

     (b)  Percent of  class:10.21%  - which is based on  18,876,075  outstanding
          shares   of   common    stock   of   the   Issuer   plus   the   above
          1,143,750    shares    of    stock    options    as    of    12/31/01.

     (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:  899,620 shares
                                                               ---------------

              (ii)  Shared power to vote or to direct the vote:  0
                                                                ---

              (iii) Sole   power  to  dispose  or  to  direct  the
                    disposition of:   899,620 shares
                                      --------------

              (iv)  Shared power to dispose or to direct the disposition of:  0
                                                                             ---

Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                            July 17, 2002
                                                     ---------------------------
                                                                Date

                                                            Signature

                                                        /s/Gary S. Kledzik, CEO
                                                       -------------------------
                                                               Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)